Mail Stop 0407

      							April 5, 2005

Via U.S. Mail and Fax (212-979-8003)
Mr. Richard D. Falcone
Chief Financial Officer
The A Consulting Team, Inc.
200 Park Avenue South
New York, NY 10003

	RE:	The A Consulting Team, Inc.
		Form 10-KSB for the fiscal year ended December 31, 2004
		Filed March 35, 2005

Dear Mr. Falcone:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 9A. Controls and Procedures, page 20

1. We note that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were "adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to us by others within these entities." However, it is unclear whether your certifying officers have concluded whether or not your disclosure controls and procedures are effective. Supplementally confirm that both officers concluded that your disclosure controls and procedures were effective, and in future filings, please make clear whether they have concluded that the Company`s disclosure controls and procedures are effective.

2. We note your statement that there "were no significant changes in
the Company`s internal control over financial reporting that occurred
during our fourth fiscal quarter of 2004 that has materially affected
or is reasonably likely to materially affect our internal control over financial reporting." Please supplementally confirm whether there were any changes in your internal control over financial reporting identified in connection with an evaluation that occurred during your fourth quarter that has materially affected, or is reasonably likely to materially affect, your internal control over
financial reporting.   Similarly revise in your future filings.

*    *    *    *
      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Kyle Moffatt, Accountant Branch Chief, at (202) 942-
1829
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Richard D. Falcone
The A Consulting Team, Inc.
April 5, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE